UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Initial Filing

Computer Programs & Systems

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205306103

(CUSIP Number)

(Date of Event which Requires Filing of this Statement)

11/2/16

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103	13G	Page 2 of 7 Pages

1818 Master Partners, Ltd.
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0335961
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 683,634
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 683,634
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWND BY EACH REPORTING PERSON 683,634
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 5.05%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 205306103	13G	Page 3 of 7 Pages

Brown Brothers Harriman & Co.
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4973745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 683,634
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 683,634
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWND BY EACH REPORTING PERSON 683,634
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 5.05%
12.	TYPE OF REPORTING PERSON (see instructions) BK

CUSIP No. 205306103	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Computer Programs & Systems

(b)	Address of Issuer’s Principal Executive Offices 6600 Wall Street Mobile, AL 36695

Item 2.

(a)	Name of Person Filing 1818 Master partners, Ltd.

(b)	Address of the Principal Office or, if none, residence 140 Broadway New York, NY 10005

(c)	Citizenship New York

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 205306103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 205306103	13G	Page 5 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 683,634

(b)	Percent of class: 5.05%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 683,634

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 683,634

	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The Shares are held by 1818 Master Partners, Ltd. on behalf of investors in 1818 Partners, L.P. To the best of the undersigned's knowledge and belief, no other person has such an economic interest relating to more than 10% of the class of reported shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The securities being reported are beneficially owned by 1818 Master Partners, Ltd., of which Brown Brothers Harriman & Co is a control person based upon its holding of all the voting interests in, and directing the management of, 1818 Master Partners, Ltd. A copy of the Agreement by and among Brown Brothers Harriman & Co., 1818 Master Partners, Ltd., and Timothy E. Hartch authorizing the filing of one Schedule 13G on behalf of each entity is set forth below:

Agreement

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such filing shall be made by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.

Date: 12/31/11

CUSIP No. 205306103	13G	Page 6 of 7 Pages

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 205306103	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 11/2/16

/s/ Timothy E. Hartch Signature

Timothy E. Hartch, as Partner, Brown Brothers Harriman & Co. Name/Title

Date 11/2/16

/s/ Timothy E. Hartch
Signature

Timothy E. Hartch, as Director, 1818 Master Partners, Ltd..
Name/Title